Exhibit 7.2

WILLIAM LYON

4490 Von Karman Avenue

Newport Beach, CA 92660

April 26, 2005

Board of Directors

William Lyon Homes

4490 Von Karman Avenue

Newport Beach, CA 92660

Gentlemen:

I am writing to propose that a company to be formed and owned by me would acquire all of the shares of outstanding common stock (the “Stock”) of William Lyon Homes (the “Company”) that are not owned by me or by the trusts of which my son, Bill, is sole beneficiary, at a purchase price of $82 per share in cash. This price represents approximately a 12% premium over the average closing price for the last five trading days.

I believe that this proposal represents an attractive opportunity for the Company’s public shareholders to receive liquidity at a meaningful premium for their shares over recent trading prices. As such, I am confident that, after consideration, you will conclude that my proposal is fair and in the best interest of shareholders.

I would ask that you form a special committee of the Board of Directors (the “Committee”) comprised solely of independent directors to consider this proposal with the assistance of outside financial and legal advisors. I do not propose to proceed with the transaction unless it has been approved by the Committee and the Board. I would welcome the opportunity to meet with the Committee to discuss this proposal at its earliest convenience. I have retained Lehman Brothers as my financial advisor to assist me in this transaction and I would encourage the Committee’s advisors to contact them as soon as practicable. In your consideration (and that of the Committee) of my proposal, you should understand that I will not sell my interest in the Company and will not entertain any proposals in that regard.

I have begun formulating my plans regarding potential financing for this transaction and am confident that sufficient financing can be arranged, together with some of the Company’s cash on hand, to consummate this transaction as proposed. All elements of this proposal are non-binding and are subject to execution of definitive agreements containing typical terms and conditions for transactions of this type following approval by the Company’s Board and/or the Committee.

Board of Directors

April 26, 2005

I look forward to working with the Board and the Committee to negotiating a mutually acceptable transaction at the earliest practicable time.

Very truly yours,

/s/ William Lyon
William Lyon